Filed Pursuant to Rule 424(b)(2)
Registration No. 333-177872

PROSPECTUS

Dividend Reinvestment and Stock Purchase Plan

1,000,000 Shares of Common Stock, $0.10 par value per share

We are pleased to offer you the opportunity to participate in the Seacoast Banking Corporation of Florida Dividend Reinvestment and Stock Purchase Plan, or the Plan. The Plan provides our shareholders and prospective shareholders with an easy and inexpensive way to invest in our common stock and to reinvest all or part of their cash dividends in additional shares of our common stock. The Plan holds shares of our common stock, which is listed on the NASDAQ Global Select Market under the symbol “SBCF.” On December 1, 2011, the closing price of our common stock was $1.39 per share.

Key features of the Plan allow you to:

☐	enroll in the Plan for free;

☐	buy shares through the Plan without brokerage fees or commissions;

☐	build your ownership over time;

☐	automatically and fully reinvest any cash dividends in whole and fractional shares;

☐	automatically purchase additional shares through optional monthly cash investments with transfers from your bank account of as little as $50 per month or as much as $10,000 per month and achieve dollar cost averaging;

☐	withdraw, transfer or sell your shares easily;

☐	own and transfer your shares without holding or delivering paper certificates (you may obtain a certificate for your shares at any time); and

☐	enroll in the Plan and access your account, and change your investment elections at any time over the Internet.

Investing in our common stock involves risks. You should carefully read and consider the risks included in our periodic reports and other information that we file with the Securities and Exchange Commission, including the information referred to under the heading “Risk Factors,” beginning on page 6 before investing in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts or deposits or obligations of any bank and are not insured by the FDIC or any government agency.

The date of this prospectus is December 2, 2011.

- i -

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS

Please read this prospectus carefully and any accompanying prospectus supplements, which we refer to collectively as the “prospectus.” If you own shares of our common stock now, or if you decide to buy shares in the future, then please keep this prospectus with your permanent investment records, since it contains important information about our Dividend Reinvestment and Stock Purchase Plan.

You should rely only on the information contained or incorporated in this prospectus. We have not authorized anyone to provide you with different information. We are not offering any of our shares in any state or other jurisdiction where the offer or sale of shares is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date later than the date of this prospectus.

When used in this prospectus, the terms “Seacoast,” “company,” “issuer,” “we,” “our,” and “us” refer to Seacoast Banking Corporation of Florida and its consolidated subsidiaries, unless otherwise specified.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information about the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at www.sec.gov. In addition, since some of our securities are listed on the NASDAQ Global Select Market, you can read our SEC filings at the Nasdaq Stock Market, Inc., Reports Section, 1735 K Street N.W., Washington, D.C. 20006.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC’s rules allow us to incorporate by reference information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not “filed” in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 15, 2011, and Amendment No. 1 thereto on Form 10-K/A, filed on March 31, 2011;

•

Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2011, filed on May 10, 2011, for the quarter ended June 30, 2011, filed on August 8, 2011 and for the quarter ended September 30, 2011, filed on November 8, 2011;

•

Our Current Reports on Form 8-K filed on June 1, 2011, August 17, 2011 and November 3, 2011 (except for information furnished to the SEC that is not deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended); and

•

All documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this prospectus and before the termination of this offering (except for information furnished to the SEC that is not deemed to be “filed” for purposes of the Exchange Act).

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request a copy of these filings, at no cost, by writing or telephoning us at:

Seacoast Banking Corporation of Florida

P.O. Box 9012

815 Colorado Avenue

Stuart, Florida 34995

Attention: Investor Relations

Telephone: (772) 287-4000

Facsimile: (772) 288-6012

We also maintain an Internet site at www.seacoastbanking.net at which there is additional information about our business, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this prospectus.

SPECIAL CAUTIONARY NOTICE REGARDING

FORWARD-LOOKING STATEMENTS

Certain of the statements made or incorporated by reference in this prospectus are “forward-looking statements” within the meaning of, and subject to the protections of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from those set forth in the forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “further,” “plan,” “point to,” “project,” “could,” “intend,” “target,” and other similar expressions or statements regarding future periods. These forward-looking statements may not be realized due to a variety of factors, including, without limitation:

•	the effects of future economic, business and market conditions and changes, domestic and foreign, including seasonality;

•	changes in governmental monetary and fiscal policies, including interest rate policies of the Federal Reserve Board;

•

legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by our regulators, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and changes in the scope and cost of Federal Deposit Insurance Corporation, or the FDIC, insurance and other coverage;

•	changes in accounting policies, rules and practices and applications or determinations made thereunder;

•

the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values and liquidity of loan collateral, securities, and interest sensitive assets and liabilities;

•	changes in borrower credit risks and payment behaviors;

•	changes in the availability and cost of credit and capital in the financial markets;

•

changes in the prices, values and sales volumes of residential and commercial real estate in the United States and in the communities we serve, which could impact write-downs of assets, our ability to liquidate non-performing assets, realized losses on the disposition of non-performing assets and increased credit losses;

•	our ability to comply with any requirements imposed on us or on Seacoast National Bank by regulators and the potential negative consequences that may result;

•	our concentration in commercial real estate loans;

•

the failure of assumptions and estimates, as well as differences in, and changes to, economic, market and credit conditions, including changes in borrowers’ credit risks and payment behaviors from those used in our loan portfolio stress test;

•	the effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services;

•	the failure of assumptions and estimates underlying the establishment of reserves for possible loan losses and other estimates;

•	the impact on the valuation of our investments due to market volatility or counterparty payment risk;

•

statutory and regulatory restrictions on our ability to pay dividends to our shareholders, including those imposed as a result of our participation in the U.S. Department of the Treasury’s Troubled Assets Relief Program Capital Purchase Program, or the TARP CPP;

•	any applicable regulatory limits on Seacoast National Bank’s ability to pay dividends to us;

•	increases in regulatory capital requirements for banking organizations generally, which may adversely affect our ability to expand our business or could cause us to shrink our business;

•

the risks of mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and possible failures to achieve expected gains, revenue growth and/or expense savings from such transactions;

•	changes in technology or products that may be more difficult, costly, or less effective than anticipated;

•	the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions;

•

the risks that our deferred tax assets could be reduced if estimates of future taxable income from our operations and tax planning strategies are less than currently estimated, and sales of our capital stock could trigger a reduction in the amount of net operating loss carryforwards that we may be able to utilize for income tax purposes; and

•	other factors and risks described under “Risk Factors” herein and in any of our subsequent reports that we make with the Securities and Exchange Commission, or the SEC, under the Exchange Act.

All written or oral forward-looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date of this report, or after the respective dates on which such statements otherwise are made, except as required by law.

SEACOAST BANKING CORPORATION OF FLORIDA

The following is a very brief summary of our business. It does not contain all of the information that may be important to you. Before you decide to purchase shares or to participate in the Plan, you should read carefully this entire prospectus and any other information we refer to in, or incorporated by reference into, this prospectus.

We are a Florida corporation that is a bank holding company for our principal subsidiary, Seacoast National Bank, or Seacoast National. Seacoast National commenced operations in 1933.

We and our subsidiaries offer a full array of deposit accounts and retail banking services, engage in consumer and commercial lending and provide a wide variety of trust and asset management services, as well as securities and annuity products to our customers. At the date hereof, Seacoast National had 39 banking offices in 13 counties in Southeastern and Central Florida. We have 23 branches in the “Treasure Coast,” including the counties of Martin, St. Lucie and Indian River on Florida’s southeastern coast.

Our principal executive offices are located at 815 Colorado Avenue, Stuart, Florida 34994, and the telephone number at that address is (772) 287-4000. Our website is located at www.seacoastbanking.net. We are not incorporating any information from our website into this prospectus, and none of the information on our website is included or made a part of this prospectus.

RISK FACTORS

Our business is subject to uncertainties and risks. You should carefully consider and evaluate all of the information included and incorporated by reference in this prospectus, including the risks described under “Risk Factors” in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (which descriptions are incorporated by reference herein), as well as the other information and filings that we make with the SEC before making a decision to invest in our securities. We encourage you to read these risk factors in their entirety. In addition to these risks, other risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business operations and financial condition. Such risks could cause actual results to differ materially from anticipated results, which could cause the trading price of our common stock to decline, perhaps significantly, and you may lose part or all of your investment.

USE OF PROCEEDS

We intend to use any net proceeds that we receive from our sale of the newly issued securities offered by this prospectus for general corporate purposes.

THE PLAN

What is the Purpose of the Plan?

The Plan provides our existing shareholders and new investors with a convenient and economical means of purchasing shares of our common stock and investing all or a portion of any cash dividends in additional shares, all without payment of brokerage commissions, service charges or other fees. In addition, the Plan can provide us with a means of raising additional capital for general corporate purposes through the sale of common stock under the Plan.

Who Can Join?

The Plan presently is open to United States residents only. If you are a United States resident, you may participate in the Plan in one of the following ways:

☐	Current Seacoast Shareholders of Record. If you have at least one share of our common stock registered in your name, you are eligible to join the Plan. If you hold shares through a bank or broker (that is, in “street name”), then you may become eligible to join the Plan by asking the bank or broker to have at least one share registered in your name. You must keep at least one share in your Plan account to maintain your eligibility.

☐	Other Investors may make an Initial Cash Investment of at Least $1,000. If you are not a shareholder of record of Seacoast, you can become eligible to participate in the Plan by initially investing at least $1,000 into the Plan, and up to a maximum of $10,000 in any monthly period. Your initial investment will be used to purchase shares of our common stock for your Plan account.

How Do I Enroll?

☐	Current Shareholders of Record. If you are the holder of record of at least one share of our common stock, then you may enroll in the Plan by completing the enrollment form that accompanies this prospectus and returning it to the Plan administrator, Continental Stock Transfer & Trust Company. If you own shares but they are held in street name, then you may become an owner of record by asking to have your shares registered in your name. At least one of your shares needs to be transferred into your name as the record owner before you become eligible to participate in the Plan. Once you have at least one share registered in your name, you may enroll in the Plan by completing the enrollment form and returning it to the Plan administrator. After you enroll, all of your shares that are registered in the exact same name as on the transaction form and held by you as the record owner, whether you acquired them before or after you joined the Plan, will automatically be treated as Plan shares. Shares held by your broker or bank may not participate in the Plan or be entitled to reinvest dividends under the Plan. The Plan administrator must receive your transaction form at least five days prior to the dividend record date for your cash dividends for that quarter to be reinvested.

☐	Persons Who Are Not Shareholders. If you are not a shareholder, then you may enroll in the Plan by filling out the enrollment form that accompanies this prospectus and returning it to the Plan administrator, Continental Stock Transfer & Trust Company, together with a check for at least $1,000 (up to a maximum monthly investment of $10,000) payable to “Continental Stock Transfer & Trust Company.”

Can Our Officers or Directors Participate In the Plan?

Seacoast’s officers and directors may participate in the Plan. However, optional cash investments and purchases of our shares of common stock with reinvested dividends by our directors and officers must be made in compliance with our company policies as well as all applicable laws and regulations.

Will Cash Dividends Be Paid While the Plan is in Effect?

Our board of directors has the discretion to declare and pay cash dividends from time to time, subject to statutory and regulatory requirements, our capital adequacy, earnings, liquidity and other factors, including certain restrictions related to our participation in the TARP CPP. While we do not currently expect to pay cash dividends on our common stock, we hope to resume dividend payments in the future; however, the amount and timing of dividends may be changed, or the payment of dividends terminated, at any time without notice.

How Do I Make Optional Cash Investments Through the Plan?

☐	Additional Investments. Once you are enrolled in the Plan, you can make additional cash investments at any time with as little as $50, subject to a maximum aggregate monthly investment of $10,000, either by check or by automatic deduction from your bank account. Purchases will be made monthly.

•

Payment by Check. If you wish to make additional investments by check, then you may forward a check made payable to “Continental Stock Transfer & Trust Company,” as Plan administrator, together with a completed transaction form.

•

Payment by Direct Draft or Debit Transaction. If you wish to begin having funds automatically withdrawn from your bank account on a monthly basis to purchase additional shares of our common stock under the optional cash investment feature of the Plan, please indicate on the transaction form, or any subsequent transaction form, as applicable, the bank deposit account that you wish to periodically debit and from which you wish the funds to be paid, and the amount of cash investment to be made each month. Please include a voided check for the account as well. Once you have submitted the proper form and indicated the automatic monthly deduction amounts, funds will be drawn from your designated bank account on or about the 22nd day of each month, and will be invested in additional shares of our common stock under the terms of the Plan.

•

Changes to Your Preferences. You may change your optional cash investment preferences, change the amount drawn from your bank account each month or the bank account from which your funds are to be drawn by completing and sending a transaction form to the Plan administrator.

☐	Maximum Monthly Investment. The most that you can invest (not including dividends on shares in the Plan) through the Plan in any calendar month is $10,000.

☐	Returned Checks / Failed Transfers. The Plan administrator will process only those purchases for which it has received good and collected funds. If your check is returned or an automatic withdrawal cannot be processed due to insufficient funds or otherwise, the Plan administrator will not process your request until it receives good and collected funds covering your purchase and any applicable service fee or transaction fee incurred in connection with the insufficient funds.

How Can I Change Automatic Investments?

If you wish to change or stop automatic monthly investments, you should send a completed transaction form to the Plan administrator changing or terminating your automatic investments. However, the Plan administrator must receive your transaction report on or before the fifth business day preceding the Plan’s scheduled purchase date in which your next scheduled automatic investment will occur to avoid having those funds withdrawn from your bank account.

How Do I Purchase Shares Through the Plan?

☐	Dividends on All Shares in the Plan are Reinvested. All cash dividends paid on shares held in the Plan will be automatically reinvested to purchase additional shares. The Plan does not permit partial reinvestment, and therefore you cannot direct the reinvestment of cash dividends on fewer than all of your shares in the Plan.

☐

Delivery of Funds. We will deliver the cash dividends to the Plan administrator on the dividend payment date for each quarter for which we pay a dividend. Funds automatically drawn from your bank account will be delivered to the Plan administrator for optional cash investments five business days preceding the Plan’s scheduled purchase date, regardless of whether we declare and pay a dividend during the quarter in which a particular month falls.

☐	Method of Purchase. The Plan administrator will, at our election, purchase shares from us, or purchase shares through the “open market” on the NASDAQ Global Select Market, in the open market or in negotiated transactions with persons not affiliated with us or any of our subsidiaries, or any combination of these sources. All purchases will be made through the Plan administrator, which serves as an independent agent for the Plan. Dividends may be combined with pending optional cash investments, and purchases may be executed on a combined basis.

☐	Timing of Purchases. The Plan administrator will make reasonable efforts to reinvest the cash dividends and invest all optional cash investments promptly after receipt of funds, normally once each month, and in no event later than 30 days after such receipt. In rare instances, purchases may be delayed to meet regulatory or emergency suspensions of trading or other events affecting the receipt and execution of orders by brokers or markets. You will not receive any interest on any cash dividends or optional cash investments pending their investment.

You will not be able to instruct the Plan administrator to purchase shares at a specific time or at a specific price. The Plan administrator must receive funds at least five business days prior to the Plan’s scheduled purchase date for the current month to ensure shares are purchased for the current month.

☐	Purchase and Sale Prices. If the Plan administrator purchases shares of our common stock in the open market or in negotiated transactions, then the price at which shares will be deemed to have been purchased for you will be the weighted average price actually paid at that time to purchase shares under the Plan. The Plan administrator, in accordance with the provisions of the Plan, is responsible for determining the timing and pricing of shares to be purchased other than from us. If the Plan administrator purchases shares of our common stock directly from us (whether from our treasury account or newly issued shares), your purchase price will be the average of the NASDAQ Global Select Market high and low prices for the shares on the purchase date. If no actual trades have occurred on this day, then the price will be the average of the bid and ask (or high and low) prices on the last day on which an actual trade occurred. In all cases, the number of shares credited to your account will depend upon the amount of the cash dividend and the purchase price of the shares. Fractional shares will be credited to your account, computed up to four decimal places.

The sale price per share will be the weighted average price per share of all shares sold in the market to fill a combined sale order for the Plan.

Filling a purchase or sale order may require multiple trades and may take multiple trading days to complete.

The price per share of our common stock paid or received by the Plan administrator may be more or less than the price per share at the time you request a purchase or sale. You may not be able to cancel instructions given to the Plan administrator, except as described in this prospectus.

☐	Book-Entry Ownership. All shares purchased through the Plan will be held in book-entry form in your account on the Plan administrator’s records. Ownership in book-entry form means that, while you will have full beneficial ownership of your Plan shares, you will not receive a paper stock certificate. Book-entry ownership eliminates the risk and expense of replacing lost or stolen certificates, assures that your shares are always available should you need to deliver them for transfer, and avoids your costs in maintaining a safe deposit box or other place to store your certificates. However, if you prefer to hold your Plan shares in certificated form, then you may receive certificates by sending a written request to the Plan administrator.

How Many Shares will be Purchased for My Plan Account?

The number of shares that will be purchased and credited to your Plan account depends on the amount of the cash dividend declared and paid, and the amount of your optional cash investment, if any, and the applicable purchase price to be paid for each share of our common stock. Your Plan account will be credited with the actual number of shares purchased, including fractional shares carried out to four decimal places.

How Do I Sell My Plan Shares?

You can sell some or all your shares in the Plan by sending a transaction form to the administrator requesting that your shares be withdrawn from the Plan. The Plan administrator will sell the shares for you, and send you the proceeds, less any applicable fees (described below).

How Do I Withdraw from the Plan?

☐	You can withdraw all or a portion of whole shares from your Plan account at any time by sending a transaction form to the Plan administrator requesting that your shares be withdrawn from the Plan. After receipt of your request, the appropriate number of shares will be issued in certificate form and mailed to you. Your dividend reinvestment election will continue unless you withdraw all your Plan shares, or unless you are no longer the record owner of such shares. If you withdraw all your Plan shares, your participation in the Plan will be terminated, and all dividends declared and paid, but with which the Plan administrator has yet to purchase shares, will be paid to you. The Plan administrator may close any Plan account that holds less than one share. Any fractional share in your Plan account will be sold, and a check for the sale proceeds less applicable fees will be mailed to your address of record.

☐	All withdrawal requests received on or after a declared dividend record date will be processed after dividend reinvestment shares have been allocated to shareholder accounts.

Can My Participation in the Plan be Terminated?

☐	We may also terminate the Plan or your participation in the Plan after written notice in advance mailed to you at the address appearing in the Plan administrator’s records. If your participation in the Plan has been terminated, you will receive certificates for whole shares held in your account and a check for the cash value, less applicable fees, of any fractional shares held in your account.

Can I Change the Name on My Plan Account, or Give or Transfer My Shares in the Plan to Other People?

☐	You may change the name on your Plan account, transfer shares, or gift shares in your Plan account at any time by completing the appropriate section of the transaction form that accompanies this prospectus, and mailing it to the Plan administrator. Transfers may be made in book-entry or certificated form.

☐	You can withdraw all or a portion of the shares from your Plan account at any time by sending a transaction form to the Plan administrator requesting that your shares be withdrawn from the Plan. After receipt of your request, the appropriate number of shares will be issued in certificate form and mailed to your address of record. Your dividend participation option will remain the same unless you withdraw all of your Plan shares.

☐	If you withdraw all of your whole and fractional Plan shares, your participation in the Plan will be terminated and any future dividends will be paid by check or direct deposit to your bank account and will not be reinvested. At its discretion, the Plan administrator also may close any Plan account that contains less than one share of Company common stock. Any fractional share in your Plan account will be sold, and a check for the sale proceeds less applicable fees will be mailed to your address of record.

Can I Pledge My Plan Shares?

You may not pledge or assign book-entry shares held in your Plan account. Unless you first remove your shares from the Plan and request stock certificates for the shares, you will not be able to pledge or hypothecate any shares held in your Plan account. No attempted pledge or hypothecation will be effective because your Plan shares are held by the independent agent in “nominee name” and in book-entry form for your benefit.

Can the Plan Safekeep My Share Certificates?

If you hold certificates representing shares, whether or not they were acquired through the Plan, you can deposit them in the Plan for dividend reinvestment and safekeeping. The administrator will reflect the shares represented by those certificates in book-entry form in your Plan account. To deposit certificates into the Plan for safekeeping, send them via registered mail to the Plan administrator, Continental Stock Transfer & Trust Company, at the address set forth under the section “How Do I Obtain Additional Information? How Do I Contact the Administrator?” A completed and signed transaction form must accompany your certificates, which should not be endorsed. You are responsible for delivery of such shares, and any certificates that you mail to us should be insured against loss or theft.

How Do I Obtain Certificates for My Shares in the Plan?

You can obtain certificates for any or all of the whole shares held in your Plan account in book-entry form at any time for free. To obtain certificates, you must submit a transaction form to the Plan administrator. Please allow 30 days for the administrator to process your request.

Will I Have to Pay any Fees to Participate in the Plan?

☐	There is no fee to enroll in the Plan.

☐	You will not be charged any fees or commissions when you reinvest your dividends, purchase or transfer your shares under the Plan, deposit shares in the Plan for safekeeping or obtain certificates for shares held in book-entry form.

☐	If your check is returned due to non-sufficient funds or otherwise, you will be charged a service fee of $25.00. Of course, until the administrator receives good funds, it will be unable to complete the transaction that you requested.

☐	Upon the termination of your participation in the Plan through a sale of your shares, you will incur a fee of $10.00. This fee is a termination fee for the sale and does not include any broker’s or other fees that you may have to pay.

☐	We may change the Plan’s fees and charges at any time upon 30 days’ notice.

When will I Receive Plan Statements and Forms?

Each time that you reinvest dividends or purchase shares through the Plan, you will receive a statement confirming your transaction. Each statement will also include a blank transaction form that will help you make additional investments or withdrawals. Each statement that you receive will be cumulative for the then current year, and the last statement that you receive in a given year will serve as your annual statement of Plan activities.

What Are the U.S. Federal Income Tax Consequences of My Participation in the Plan?

The following is a summary of the U.S. federal income tax consequences of participation in the Plan as of the date of this prospectus. However, this summary does not reflect every situation that could result from participation in the Plan, and is not intended to apply to persons who are not U.S. residents or citizens or to certain types of investors, such as tax-exempt entities. We advise you to consult your own tax advisors for information about your specific situation.

In general, all dividends that are reinvested in the Plan – are taxable to you as dividends for U.S. federal income tax purposes as if they had been paid to you in cash. In addition, any commissions or fees on purchases of shares purchased through the Plan that are paid by us on your behalf will be subject to income tax. The total amount of cash dividends and other distributions will be reported to you and to the Internal Revenue Service on the appropriate tax form shortly after the end of each year.

Your tax basis in shares purchased or resulting from reinvested dividends under the Plan will be equal to the price at which such shares are credited to your Plan account, plus the amount of any commissions or fees, if any, with respect to such shares paid by us on your behalf. Your holding period for shares acquired with reinvested cash dividends generally will commence on the day after the dividend payment date. If, however, the shares are acquired with optional cash investments or are purchased with reinvested cash dividends in the open market, the holding period will commence on the day after the date of purchase.

You will not recognize gain or loss for U.S. federal income tax purposes upon your receipt of certificates for shares credited to your Plan account. However, you will generally recognize gain or loss when you sell or exchange shares received from the Plan or when we redeem a fractional share interest. Such gain or loss will equal the difference between the amount that you receive for such shares or such fractional share interest and your tax basis.

In the case of Plan participants whose cash dividends are subject to U.S. backup withholding, to the extent that you elect dividend reinvestment, the Plan administrator will reinvest cash dividends less the amount of tax required to be withheld. You are responsible for timely filing any documentation required to receive a credit or refund of cash dividends that were subjected to U.S. backup withholding.

The foregoing is intended only as a general discussion of the current U.S. federal income tax consequences of participation in the Plan, and may not be applicable to certain participants, such as tax-exempt entities. You should consult your own tax advisers regarding the foreign, U.S. federal, state and local income, estate, and other tax consequences (including the effects of any changes in applicable law or interpretations thereof) of your individual participation in the Plan or the disposal of shares acquired pursuant to the Plan.

What Communications Will I Receive From You? How Do I Vote My Shares?

As a Plan participant, you will receive all communications sent to our shareholders. For any meeting of our shareholders, as long as there are shares in your Plan account on the relevant record date, you can attend, speak and vote at the meeting. You will receive a proxy that will enable you to vote the shares held in your Plan account combined with any shares held by you in physical certificate form. You authorize us to combine our communications to you, as a Plan participant, with all of our other mailings to you and others in your household.

How Will Stock Splits and Other Distributions Affect My Plan Shares?

If we declare a stock split or stock dividend, your Plan account will be credited automatically by book-entry with the appropriate number of additional whole and fractional shares issued with respect to both your certificates and book-entry shares participating in your Plan account. In the event that we offer any stock subscription or other rights to our shareholders, the administrator will make them available to you with respect to the certificates and book-entry shares participating in your Plan account.

If we declare a reverse stock split, a certain number of shares (depending on the applicable ratio) of our existing common stock will be combined into one share of common stock. In this situation, shares in your Plan account will also be combined in accordance with the terms of the reverse stock split.

Can the Plan be Changed?

We may suspend, modify or discontinue the Plan at any time. We will send you a written notice of any significant changes. Under no circumstances will any amendment decrease the number of shares that you own.

How is the Plan Administered?

The Plan is administered by Continental Stock Transfer & Trust Company, as the Plan administrator. The Plan administrator keeps records, sends statements and performs other duties relating to the Plan. The Plan administrator also acts as the depositary, transfer agent, registrar and dividend disbursing agent for the shares, and purchases and sells shares as agent for the Plan. We may replace the Plan administrator, and the Plan administrator may resign, at any time, in which case we would designate a new administrator and deliver a notice to you informing you of such change.

The administrator will accept payment for initial cash investments and additional investments in United States dollars only, and does not accept checks or drafts from third parties. If you send payment to the administrator for investment in the Plan in any currency other than United States dollars, then the administrator will return such funds to you, without interest.

Who Regulates and Interprets the Plan?

We and the Plan administrator reserve the right to interpret and regulate the Plan as we may deem necessary or desirable, and in the best interests of the Plan. Any interpretations or regulation will be final. The Plan, the Plan accounts and any related documentation will be governed by and construed in accordance with the laws of the State of Florida.

How Do I Obtain Additional Information? How Do I Contact the Administrator?

For information regarding the Plan, additional forms, help with Plan transactions or answers to your questions, please contact the Plan administrator at:

Continental Stock Transfer & Trust Company

17 Battery Place South, 8th Floor

New York, NY 10004

Attention: Dividend Reinvestment Dept.

You may call the Plan administrator at 1-800-509-5586.

Am I Protected Against Losses?

Your investment in the Plan is no different from any investment in shares of our common stock. If you choose to participate in the Plan, then you should recognize that none of us, our subsidiaries and affiliates, or the Plan administrator can assure you of a profit or protect you against loss on the shares that you purchase under the Plan. You bear the risk of loss in value and enjoy the benefits of gains with respect to all your shares. You need to make your own independent investment and participation decisions consistent with your situation and needs. None of us, our subsidiaries and affiliates, or the Plan administrator can guarantee liquidity in the markets, and the value and marketability of your shares may be adversely affected by market conditions.

Plan accounts are not insured by the Securities Investor Protection Corporation or any other entity. Plan accounts and shares held by the Plan are not savings accounts or deposits and are not insured by the FDIC or any other governmental agency.

Neither we, our subsidiaries, our affiliates, nor the Plan administrator will be liable for any act, or for any failure to act, as long as we or they have made good faith efforts to carry out the terms of the Plan, as described in this prospectus and on the forms that are designed to accompany each investment or activity.

In addition, the purchase and sale prices for shares acquired or sold through the Plan will vary and cannot be predicted. The purchase price may be different from (more or less than) the price of acquiring shares on the open market on the related dividend payment or optional cash purchase date. Your investment in Plan shares will be exposed to changes in market conditions and changes in the market value of the shares. Your ability to sell or otherwise liquidate shares under the Plan is subject to the terms of the Plan and the withdrawal procedures. Also, no interest will be paid on dividends, cash or other funds held by the administrator pending investment.

What Other Risks Will I Face Through My Participation in the Plan?

The following summary identifies several of the risks that you may face by virtue of your participation in the Plan. There may be additional risks that are not listed below, and you should consult your financial, tax, legal and other advisors prior to determining whether to participate in the Plan.

☐	There is No Price Protection for Your Shares in the Plan. Your investment in the shares held in the Plan will be exposed to changes in market conditions and changes in the market value of the shares. Your ability to liquidate or otherwise dispose of shares under the Plan is subject to the terms of the Plan and the withdrawal procedures thereunder. You may not be able to withdraw or sell your shares in the Plan in time to react to market conditions.

☐	The Purchase Price for Shares Purchased under the Plan Will Vary. The purchase price for any shares that you purchase under the Plan will vary and cannot be predicted. You may purchase shares at a purchase price that is different from (more or less than) the price that you would pay if you acquired shares on the open market on the related dividend payment date or optional cash purchase date.

☐	We May Not Pay Dividends. We may at any time, and from time to time, and for any reason, determine not to pay dividends. In that case, you will not receive any dividends on your shares in the Plan or otherwise.

☐	You Will Not Earn Any Interest on Your Dividends or Cash Pending Investment. No interest will be paid on dividends, cash or other funds held by the administrator pending investment or disbursement.

☐	The Market Prices for Our Common Stock Vary, and You Should Purchase Shares for Long-Term Investment Only. Although our common stock currently is traded on the NASDAQ Global Select Market, we cannot assure you that there will, at any time in the future, be an active trading market for our common stock. Even if there is an active trading market for our common stock, we cannot assure you that you will be able to sell all your shares at one time or at a favorable price, if at all. As a result, you should participate in the Plan only if you are capable of, and seeking to make a long-term investment in our common stock.

PLAN OF DISTRIBUTION

Except to the extent that the Plan administrator purchases shares of our common stock in open market transactions, we will sell shares of our common stock directly to the Plan administrator for purchase on behalf of Plan participants. The shares, including shares acquired pursuant to completed transaction forms, may be resold in market transactions on any securities market or securities exchange on which shares of our common stock trade or in privately negotiated transactions. Our common stock currently is listed on the NASDAQ Global Select Market under the ticker symbol “SBCF”.

We may sell shares of our common stock through the Plan to persons who, in connection with the resale of the shares, may be considered underwriters. In connection with these types of transactions, compliance with Regulation M under the Exchange Act would be required. We will not give any person any rights or privileges other than those that the person would be entitled to as a participant under the Plan. We will not enter into any agreement with any person regarding the person’s purchase, resale or distribution of shares.

Subject to the availability of shares of our common stock registered for issuance under the Plan and subject to the restrictions on transfer set forth in our charter, there is no total maximum number of shares that can be issued pursuant to the reinvestment of dividends and optional cash investments. Generally, there are no fees charged to participants in the Plan (although we may change the Plan’s fees and charges at any time upon 30 days’ notice). However, you will be charged a fee of $10.00 upon termination of participation in the Plan through a sale of your shares, plus any broker’s or other fees you may have to pay, and fees will be charged for checks or other funds transfers that fail to clear or are returned unpaid for any reason.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary only and is subject to applicable provisions of the Florida Business Corporation Act, as amended, which we refer to as the Florida Act, and to our amended and restated articles of incorporation, as amended, or our Articles of Incorporation and our amended and restated bylaws, or our Bylaws. You should refer to, and read this summary together with, our Articles of Incorporation and Bylaws to review all of the terms of our capital stock. Our Articles of Incorporation and Bylaws are incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC, as amended.

Common Stock

General

Our Articles of Incorporation provide that we may issue up to 300 million shares of common stock, par value of $0.10 per share. As of September 30, 2011, 94,698,391 shares of our common stock were issued and 94,696,906 shares of our common stock were outstanding. All outstanding shares of our common stock are fully paid and nonassessable. Our common stock is listed on the NASDAQ Global Select Market under the symbol “SBCF.”

Voting Rights

Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors. The holders of our common stock possess exclusive voting power, except as otherwise provided by law or by articles of amendment establishing any series of our preferred stock, including the voting rights held by holders of our Series A Preferred Stock.

There is no cumulative voting in the election of directors, which means that the holders of a plurality of our outstanding shares of common stock can elect all of the directors then standing for election. Since the closing of the CapGen offering on December 17, 2009 (the “CapGen Offering”), CapGen Capital Group III LP, or CapGen, has been entitled to appoint one director to our board of directors, so long as CapGen retains ownership of all six million shares of common stock purchased in that offering. When a quorum is present at any meeting, questions brought before the meeting will be decided by the vote of the holders of a majority of the shares present and voting on such matter, whether in person or by proxy, except when the meeting concerns matters requiring the vote of the holders of a majority of all outstanding shares under applicable Florida law. Our Articles of Incorporation provide certain anti-takeover provisions that require super-majority votes, which may limit shareholders’ rights to effect a change in control as described under the section below entitled “Anti-Takeover Effects of Certain Articles of Incorporation Provisions.”

Dividends, Liquidation and Other Rights

Holders of shares of common stock are entitled to receive dividends only when, as and if approved by our board of directors from funds legally available for the payment of dividends, after payment of dividends on our outstanding series of preferred stock. Our shareholders are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, voluntarily or involuntarily, after payment of, or adequate provision for, all of our known debts and liabilities and of any preferences of Series A Preferred Stock or any other series of our preferred stock that may be outstanding in the future. These rights are subject to the preferential rights of any other series of our preferred stock that may then be outstanding.

Holders of shares of our common stock have no preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. However, we granted certain preemptive rights to CapGen for a period of 24 months following the closing of the CapGen Offering, as long as CapGen holds all shares of common stock purchased by it in the CapGen Offering. Our board of directors, under our Articles of Incorporation, otherwise may issue additional shares of our common stock or rights to purchase shares of our common stock without the approval of our shareholders.

Transfer Agent and Registrar

Subject to compliance with applicable federal and state securities laws and the restrictions set forth below under the heading “Restrictions on Transfer”, our common stock may be transferred without any restrictions or limitations. The transfer agent and registrar for shares of our common stock is Continental Stock Transfer and Trust Company.

Restrictions on Transfer

On May 27, 2011, we filed with the Florida Secretary of State Articles of Amendment to our Amended and Restated Articles of Incorporation adding a new Section 4.06 to Article IV thereto, or the Protective Amendment, that is intended to help preserve certain tax benefits primarily associated with the Company’s net operating losses, or NOLs.

The following is a summary of the material terms of the Protective Amendment.

Prohibited Transfers. Subject to certain exceptions pertaining to existing 5% or greater shareholders, the Protective Amendment generally will restrict any direct or indirect transfer (such as transfers of our stock that result from the transfer of interests in other entities that own our stock) if the effect would be to:

•

increase the direct or indirect ownership of our stock by any person (or any “public group” of shareholders, as that term is defined under Section 382 of the Internal Revenue Code, as amended, or Section 382) from less than 5% to 5% or more of our common stock;

•	increase the percentage of our common stock owned directly or indirectly by a person (or public group) owning or deemed to own 5% or more of our common stock; or

•	create a new public group.

Consequences of Prohibited Transfers. Upon adoption of the Protective Amendment, any direct or indirect transfer attempted in violation of the Protective Amendment would be void ab initio as of the date of the prohibited transfer as to the purported transferee (or, in the case of an indirect transfer, the ownership of the direct owner of our common stock would terminate effective simultaneously with the transfer), and the purported transferee (or in the case of any indirect transfer, the direct owner) would not be recognized as the owner of the shares owned in violation of the Protective Amendment for any purpose, including for purposes of voting and receiving dividends or other distributions in respect of such common stock, or in the case of options or warrants, receiving our common stock in respect of their exercise. Prohibited transfers are also subject to other restrictions, as set forth in the Articles of Amendment.

Modification and Waiver of Transfer Restrictions. The Company’s Board of Directors will have the discretion to approve a transfer of our common stock or securities convertible into shares of our common stock that would otherwise violate the transfer restrictions if it determines that the transfer is in the Company’s and our shareholders’ best interests. If the Board of Directors decides to permit such a transfer, that transfer or later transfers may result in an “ownership change” that could limit our use of our NOLs for tax benefits.

The Board of Directors may establish, modify, amend or rescind by-laws, regulations and procedures for purposes of determining whether any transfer of common stock would jeopardize our ability to use our NOLs.

The Protective Amendment will expire on the earliest of:

•	the Board of Director’s determination that the Protective Amendment is no longer necessary for the preservation of our NOLs because of the amendment or repeal of Section 382 or any successor statute;

•	the beginning of a taxable year to which the Board of Directors determines that none of our NOLs may be carried forward;

•	such date as the Board of Directors otherwise determines that the Protective Amendment is no longer necessary for the preservation of tax benefits associated with our NOLs; or

•	three years from its adoption, unless reapproved by shareholders.

The Board of Directors may also accelerate the expiration date of the Protective Amendment in the event of a change in the law.

Preferred Stock

We are authorized to issue 4 million shares of preferred stock, $0.10 par value per share, 2,000 shares of which have been designated as Series A Preferred Stock, and 50,000 of which have been designated as Series B Preferred Stock. All 2,000 shares of Series A Preferred Stock are issued and outstanding as of the date of this prospectus. No shares of Series B Preferred Stock are issued and outstanding as of the date of this prospectus.

Our board of directors may fix the voting powers, designations, preferences, rights, qualifications, limitations and restrictions of any other series of preferred stock.

Series A Preferred Stock

The Series A Preferred Stock constitutes a series of our perpetual, cumulative, preferred stock, consisting of 2,000 shares, par value $0.10 per share, having a liquidation preference amount of $25,000 per share. The Series A Preferred Stock has no maturity date. We issued the shares of Series A Preferred Stock and the Warrant (as defined below) to Treasury on December 19, 2008 in connection with the TARP Capital Purchase Program for an aggregate purchase price of $50.0 million. Pursuant to the Purchase Agreement between us and Treasury, we have agreed, if requested by Treasury, to enter into a depositary arrangement pursuant to which the shares of Series A Preferred Stock may be deposited and depositary shares, each representing a fraction of a share of Series A Preferred Stock as specified by Treasury, may be issued. The Series A Preferred Stock and Warrant qualify as Tier 1 capital for regulatory purposes.

Dividends

Dividends on the Series A Preferred Stock will be cumulative. If for any reason our board of directors does not declare a dividend on the Series A Preferred Stock for a particular dividend period, or if the board of directors declares less than a full dividend, we will remain obligated to pay the unpaid portion of the dividend for that period and the unpaid dividend will compound on each subsequent dividend date (meaning that dividends for future dividend periods will accrue on any unpaid dividend amounts for prior dividend periods).

We are not obligated to pay holders of the Series A Preferred Stock any dividend in excess of the dividends on the Series A Preferred Stock that are payable as described above. There is no sinking fund with respect to dividends on the Series A Preferred Stock.

Rate. Dividends on the Series A Preferred Stock are payable quarterly in arrears, when, as and if authorized and declared by our board of directors out of legally available funds, on a cumulative basis on the $25,000 per share liquidation preference amount plus the amount of accrued and unpaid dividends for any prior dividend periods, at a rate of (i) 5% per annum, from the original issuance date to but excluding the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 5% per annum from December 19, 2008 to but excluding February 15, 2014), and (ii) 9% per annum, from and after the first day of the first dividend period commencing after the fifth anniversary of the original issuance date (i.e., 9% per annum on and after February 15, 2014). Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on February 15, 2009. Each dividend will be payable to holders of record as they appear on our stock register on the applicable record date, which will be the 15th calendar day immediately preceding the related dividend payment date (whether or not a business day), or such other record date determined by our board of directors that is not more than 60 nor less than ten days prior to the related dividend payment date. Each period from and including a dividend payment date (or the date of the issuance of the Series A Preferred Stock) to but excluding the following dividend payment date is referred to as a “dividend period.” Dividends payable for each dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. If a scheduled dividend payment date falls on a day that is not a business day, the dividend will be paid on the next business day as if it were paid on the scheduled dividend payment date, and no interest or other additional amount will accrue on the dividend. The term “business day” means any day except Saturday, Sunday and any day on which banking institutions in the State of New York generally are authorized or required by law or other governmental actions to close.

Priority of Dividends. So long as the Series A Preferred Stock remains outstanding, we may not declare or pay a dividend or other distribution on our common stock or any other shares of Junior Stock (other than dividends payable solely in common stock) or Parity Stock (other than dividends paid on a pro rata basis with the Series A Preferred Stock), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock, Junior Stock or Parity Stock unless all accrued and unpaid dividends on the Series A Preferred Stock for all past dividend periods are paid in full.

“Junior Stock” means our common stock and any other class or series of our stock the terms of which expressly provide that it ranks junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up. We currently have no outstanding class or series of preferred stock constituting Junior Stock.

“Parity Stock” means any class or series of our stock, other than the Series A Preferred Stock, the terms of which do not expressly provide that such class or series will rank senior or junior to the Series A Preferred Stock as to dividend rights and/or as to rights on liquidation, dissolution or winding up, in each case without regard to whether dividends accrue cumulatively or non-cumulatively. We currently have no outstanding class or series of stock constituting Parity Stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of the Series A Preferred Stock will be entitled to receive for each share of Series A Preferred Stock, out of our assets or proceeds available for distribution to our shareholders, subject to any rights of our creditors, before any distribution of assets or proceeds is made to or set aside for the holders of our common stock and any other class or series of our stock ranking junior to the Series A Preferred Stock, payment of an amount equal to the sum of (i) the $25,000 liquidation preference amount per share and (ii) the amount of any accrued and unpaid dividends on the Series A Preferred Stock (including dividends accrued on any unpaid dividends). To the extent the assets or proceeds available for distribution to shareholders are not sufficient to fully pay the liquidation payments owing to the holders of the Series A Preferred Stock and the holders of any other class or series of our stock ranking equally with the Series A Preferred Stock, the holders of the Series A Preferred Stock and such other stock will share ratably in the distribution.

For purposes of the liquidation rights of the Series A Preferred Stock, neither our merger or our consolidation with another entity nor the sale, lease or exchange of all or substantially all of our assets will constitute the liquidation, dissolution or winding up of our affairs.

Redemptions and Repurchases

The Series A Preferred Stock is redeemable at our option, subject to prior approval by the Board of Governors of the Federal Reserve System or its delegee (the “Federal Reserve”) and/or Treasury in whole or in part at a redemption price equal to 100% of the liquidation preference amount of $25,000 per share plus any accrued and unpaid dividends up to, but excluding, the date of redemption (including dividends accrued on any unpaid dividends), provided that any declared but unpaid dividend payable on a redemption date that occurs subsequent to the record date for the dividend will be payable to the holder of record of the redeemed shares on the dividend record date, and provided further that the Series A Preferred Stock may be redeemed prior to the first dividend payment date falling after the third anniversary of the original issuance date (i.e., prior to February 15, 2012) only if (i) we have raised aggregate gross proceeds in one or more Qualified Equity Offerings of at least the Minimum Amount and (ii) the aggregate redemption price of the Series A Preferred Stock does not exceed the aggregate net proceeds from such Qualified Equity Offerings by us and any successor. The “Minimum Amount” means $12,500,000 plus, in the event we are succeeded in a business combination by another entity which also participated in the TARP Capital Purchase Program, 25% of the aggregate liquidation preference amount of the preferred stock issued by that entity to Treasury. A “Qualified Equity Offering” is defined as the sale for cash by us (or our successor) of preferred stock or common stock that qualifies as Tier 1 capital under applicable regulatory capital guidelines.

To exercise the redemption right described above, we must give notice of the redemption to the holders of record of the Series A Preferred Stock by first class mail, not less than 30 days and not more than 60 days before the date of redemption. Each notice of redemption given to a holder of Series A Preferred Stock must state: (i) the redemption date; (ii) the number of shares of Series A Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; and (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price. In the case of a partial redemption of the Series A Preferred Stock, the shares to be redeemed will be selected either pro rata or in such other manner as our board of directors determines to be fair and equitable.

The Purchase Agreement between us and Treasury provides that so long as Treasury continues to own any shares of Series A Preferred Stock, we may not repurchase any shares of Series A Preferred Stock from any other holder of such shares unless we offer to repurchase a ratable portion of the shares of Series A Preferred Stock then held by Treasury on the same terms and conditions.

Shares of Series A Preferred Stock that we redeem, repurchase or otherwise acquire will revert to authorized but unissued shares of preferred stock, which may then be reissued by us as any series of preferred stock other than the Series A Preferred Stock.

No Conversion Rights

Holders of the Series A Preferred Stock have no right to exchange or convert their shares into common stock or any other securities.

Voting Rights

The holders of the Series A Preferred Stock do not have voting rights other than those described below, except to the extent specifically required by Florida law.

Whenever dividends have not been paid on the Series A Preferred Stock for six or more quarterly dividend periods, whether or not consecutive, the authorized number of our directors will automatically increase by two and the holders of the Series A Preferred Stock will have the right, with the holders of shares of any other classes or series of Voting Parity Stock (as defined below) outstanding at the time, voting together as a class, to elect two directors, or the Preferred Directors, to fill such newly created directorships at our next annual meeting of shareholders (or at a special meeting called for that purpose prior to the next annual meeting) and at each subsequent annual meeting of shareholders until all accrued and unpaid dividends for all past dividend periods on all outstanding shares of Series A Preferred Stock have been paid in full at which time this right will terminate with respect to the Series A Preferred Stock, subject to revesting in the event of each and every subsequent default by us as described above.

No person may be elected as a Preferred Director who would cause us to violate any corporate governance requirements of any securities exchange or other trading facility on which our securities may then be listed or traded that requires listed or traded companies to have a majority of independent directors.

Upon any termination of the right of the holders of the Series A Preferred Stock and Voting Parity Stock as a class to vote for directors as described above, the Preferred Directors will cease to be qualified as directors, the terms of office of all Preferred Directors then in office will terminate immediately and the authorized number of directors will be reduced by the number of Preferred Directors which had been elected by the holders of the Series A Preferred Stock and the Voting Parity Stock. Any Preferred Director may be removed at any time, with or without cause, and any vacancy created by such a removal may be filled, only by the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock voting separately as a class together with the holders of shares of Voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. If the office of any Preferred Director becomes vacant for any reason other than removal from office, the remaining Preferred Director may choose a successor who will hold office for the unexpired term of the office in which the vacancy occurred.

The term “Voting Parity Stock” means with regard to any matter as to which the holders of the Series A Preferred Stock are entitled to vote, any series of Parity Stock (as defined under “— Dividends-Priority of Dividends”) upon which voting rights similar to those of the Series A Preferred Stock have been conferred and are exercisable with respect to such matter. We currently have no outstanding shares of Voting Parity Stock.

If holders of the Series A Preferred Stock obtain the right to elect two directors and if the Federal Reserve deems the Series A Preferred Stock a class of “voting securities,” (a) any bank holding company that is a holder may be required to obtain the approval of the Federal Reserve to acquire more than 5% of the Series A Preferred Stock and (b) any person may be required to obtain the approval of the Federal Reserve to acquire or retain 10% or more of the then outstanding shares of Series A Preferred Stock.

In addition to any other vote or consent required by Florida law or by our Articles of Incorporation, the vote or consent of the holders of at least 66 2/3% of the outstanding shares of Series A Preferred Stock, voting as a separate class, is required in order to do the following:

•

amend our Articles of Incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of stock ranking senior to the Series A Preferred Stock with respect to the payment of dividends and/or the distribution of assets on our liquidation, dissolution or winding up; or

•	amend our Articles of Incorporation in a way that adversely affects the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•

consummate a binding share exchange or reclassification involving the Series A Preferred Stock or our merger or consolidation with another entity, unless (i) the shares of Series A Preferred Stock remain outstanding or, in the case of a merger or consolidation in which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) the shares of Series A Preferred Stock remaining outstanding or such preference securities, have such rights, preferences, privileges, voting powers, limitations and restrictions, taken as a whole, as are not materially less favorable than the rights, preferences, privileges, voting powers, limitations and restrictions of the Series A Preferred Stock prior to consummation of the transaction, taken as a whole;

provided, however, that (1) any increase in the amount of our authorized but unissued shares of preferred stock, and (2) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Series A Preferred Stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock and will not require the vote or consent of the holders of the Series A Preferred Stock.

To the extent holders of the Series A Preferred Stock are entitled to vote, holders of shares of the Series A Preferred Stock will be entitled to one vote for each share then held.

The voting provisions described above will not apply if, at or prior to the time when the vote or consent of the holders of the Series A Preferred Stock would otherwise be required, all outstanding shares of the Series A Preferred Stock have been redeemed by us or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect the redemption.

Treasury Warrant

We issued a warrant, or the Warrant, to the Treasury on December 19, 2008 concurrent with our sale to Treasury of 2,000 shares of Series A Preferred Stock pursuant to the TARP Capital Purchase Program.

General

The Warrant gives the holder the right to initially purchase up to 1,179,245 shares of our common stock at an exercise price of $6.36 per share. Pursuant to the terms of the Warrant, after our August 2009 common stock offering the Warrant was reduced to 589,623 shares of our common stock at an exercise price of $6.36 per share. The Warrant is immediately exercisable and expires on December 19, 2018. The exercise price may be paid (i) by having us withhold from the shares of common stock that would otherwise be issued to the warrant holder upon exercise, a number of shares of common stock having a market value equal to the aggregate exercise price or (ii) if both we and the warrant holder consent, in cash.

Transferability

The Warrant is not subject to any restrictions on transfer.

Voting of Warrant Shares

Treasury has agreed that it will not vote any of the shares of common stock that it acquires upon exercise of the Warrant. This restriction does not apply to any other person who acquires any portion of the Warrant, or the shares of common stock underlying the Warrant, from Treasury.

Other Adjustments

The exercise price of the Warrant and the number of shares underlying the Warrant automatically adjust upon the following events:

•	any stock split, stock dividend, subdivision, reclassification or combination of our common stock;

•

until the earlier of (i) the date on which Treasury no longer holds any portion of the Warrant and (ii) December 19, 2011, issuance of our common stock (or securities convertible into our common stock) for consideration (or having a conversion price per share) of less than 90% of the then current market value, except for issuances in connection with benefit plans, business acquisitions and public or other broadly marketed offerings;

•	a pro rata repurchase by us of our common stock; or

•

a determination by our board of directors to make an adjustment to the anti-dilution provisions as are reasonably necessary, in the good faith opinion of the board, to protect the purchase rights of the warrant holders.

In addition, if we declare any dividends or distributions on our common stock other than our historical, ordinary cash dividends, dividends paid in our common stock and other dividends or distributions covered by the first bullet point above, the exercise price of the Warrant will be adjusted to reflect such distribution.

In the event of any merger, consolidation, or other business combination to which we are a party, the Warrant holder’s right to receive shares of our common stock upon exercise of the Warrant will be converted into the right to exercise the Warrant to acquire the number of shares of stock or other securities or property (including cash) which the common stock issuable upon exercise of the Warrant immediately prior to such business combination would have been entitled to receive upon consummation of the business combination. For purposes of the provision described in the preceding sentence, if the holders of our common stock have the right to elect the amount or type of consideration to be received by them in the business combination, then the consideration that the Warrant holder will be entitled to receive upon exercise will be the amount and type of consideration received by a majority of the holders of the common stock who affirmatively make an election.

No Rights as Shareholders

The Warrant does not entitle its holder to any of the rights of our shareholders.

ANTI-TAKEOVER EFFECTS OF CERTAIN ARTICLES OF INCORPORATION PROVISIONS

Our Articles of Incorporation contain certain provisions that make it more difficult to acquire control of us by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of us to negotiate with our directors. We believe that, as a general rule, the interests of our shareholders would be best served if any change in control results from negotiations with our directors.

Our Articles of Incorporation provide for a classified board to which approximately one-third of our board of directors is elected each year at our annual meeting of shareholders. Accordingly, our directors serve three-year terms rather than one-year terms. The classification of our board of directors has the effect of making it more difficult for shareholders to change the composition of our board of directors. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Such a delay may help ensure that our directors, if confronted by a shareholder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of our shareholders. The classification provisions apply to every election of directors, however, regardless of whether a change in the composition of our board of directors would be beneficial to us and our shareholders and whether or not a majority of our shareholders believe that such a change would be desirable.

The classification of our board of directors could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of us, even though such an attempt might be beneficial to us and our shareholders. The classification of our board of directors could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification of our board of directors may discourage accumulations of large blocks of our stock by purchasers whose objective is to take control of us and remove a majority of our board of directors, the classification of our board of directors could tend to reduce the likelihood of fluctuations in the market price of our common stock that might result from accumulations of large blocks of our common stock for such a purpose. Accordingly, our shareholders could be deprived of certain opportunities to sell their shares at a higher market price than might otherwise be the case.

Our Articles of Incorporation require the affirmative vote of the holders of not less than two-thirds of all the shares of our stock outstanding and entitled to vote generally in the election of directors in addition to the votes required by law or elsewhere in the Articles of Incorporation, the bylaws or otherwise, to approve: (a) any sale, lease, transfer, purchase and assumption of all or substantially all of our consolidated assets and/or liabilities, (b) any merger, consolidation, share exchange or similar transaction of the Company, or any merger of any significant subsidiary, into or with another person, or (c) any reclassification of securities, recapitalization or similar transaction that has the effect of increasing other than pro rata with the other shareholders, the proportionate amount of shares that is beneficially owned by an Affiliate (as defined in our Articles of Incorporation). Any business combination described above may instead be approved by the affirmative vote of a majority of all the votes entitled to be cast on the plan of merger if such business combination is approved and recommended to the shareholders by (x) the affirmative vote of two-thirds of our board of directors, and (y) a majority of the Continuing Directors (as defined in our Articles of Incorporation).

Our Articles of Incorporation also contain additional provisions that may make takeover attempts and other acquisitions of interests in us more difficult where the takeover attempt or other acquisition has not been approved by our board of directors. These provisions include:

•

A requirement that any change to our Articles of Incorporation relating to the structure of our board of directors, certain anti-takeover provisions and shareholder proposals must be approved by the affirmative vote of holders of two-thirds of the shares outstanding and entitled to vote;

•

A requirement that any change to our Bylaws, including any change relating to the number of directors, must be approved by the affirmative vote of either (a) (i) two-thirds of our board of directors, and (ii) a majority of the Continuing Directors (as defined in our Articles of Incorporation) or (b) two-thirds of the shares entitled to vote generally in the election of directors;

•

A requirement that shareholders may call a meeting of shareholders on a proposed issue or issues only upon the receipt by us from the holders of 50% of all shares entitled to vote on the proposed issue or issues of signed and dated written demands for the meeting describing the purpose for which it is to be held; and

•	A requirement that a shareholder wishing to submit proposals for a shareholder vote or nominate directors for election comply with certain procedures, including advanced notice requirements.

Our Articles of Incorporation provide that, subject to the rights of any holders of our preferred stock to act by written consent instead of a meeting, shareholder action may be taken only at an annual meeting or special meeting of the shareholders and may not be taken by written consent. The Articles of Incorporation also include provisions that make it difficult to replace directors. Specifically, directors may be removed only for cause and only upon the affirmative vote at a meeting duly called and held for that purpose upon not less than 30 days’ prior written notice of two-thirds of the shares entitled to vote generally in the election of directors. In addition, any vacancies on the board of directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled only by the board of directors (except if no directors remain on the board, in which case the shareholders may act to fill the vacant board).

We believe that the power of our board of directors to issue additional authorized but unissued shares of our common stock or preferred stock without further action by our shareholders, unless required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded, will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. Our board of directors could authorize and issue a class or series of stock that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or that our shareholders otherwise consider to be in their best interest.

Additionally, the reason the board of directors adopted the Protective Amendment was to preserve the long-term value of our NOLs. However, the Protective Amendment could be deemed to have an “anti-takeover” effect because, among other things, it will restrict the ability of a person, entity or group to accumulate more than 5% of our common stock and the ability of persons, entities or groups now owning more than 5% of our common stock from acquiring additional shares of our common stock without the approval of the board of directors. Accordingly, the overall effect of the Protective Amendment may be to render more difficult, or discourage, a merger, tender offer, proxy contest or assumption of control by a substantial holder of our securities.

EXPERTS

Our audited consolidated financial statements as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and management’s assessment of the effectiveness of internal control over our financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement, have been so incorporated by reference in reliance upon the reports of KPMG LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing, in giving said reports.

LEGAL MATTERS

The legality of the shares of our common stock offered by this prospectus has been passed upon for us by Alston & Bird LLP, Atlanta, Georgia.

CONTACT INFORMATION

Internet:		www.seacoastbanking.net

By Telephone:		1-800-509-5586

By Mail:

	I.	General Correspondence

Continental Stock Transfer & Trust Company ATTN: Dividend Reinvestment Department 17 Battery Place, 8th Floor New York, N. Y. 10004

	II.	Overnight or Courier Delivery

Continental Stock Transfer & Trust Company ATTN: Dividend Reinvestment Department 17 Battery Place, 8th Floor New York, N. Y. 10004

1,000,000 Shares

Seacoast Banking Corporation of Florida

Common Stock

PROSPECTUS

Dividend Reinvestment

and

Stock Purchase Plan

December 2, 2011